[Donaldson, Lufkin & Jenrette Securities Corporation letterhead]

                              September 7, 1995



Board of Directors
Super Rite Corporation
P.O. Box 2261
Harrisburg, PA  17105

Dear Sirs:

     Reference is made to our opinion letter dated August 29, 1995 with respect to the Exchange Ratio contained in the Agreement and Plan of Reorganization, dated as of June 26, 1995 (the "Agreement"), between Richfood Holdings, Inc. ("Richfood") and Super Rite Corporation (the "Company").

     The foregoing letter is solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filled with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

     In that regard, we hereby consent to the reference to the opinion of Donaldson, Lufkin & Jenrette Securities Corporation under the captions "Summary" and "The Merger" and to the inclusion of the foregoing opinion in the Joint Proxy Statement/Prospectus included in the Registration Statement of Richfood and the Company relating to shares of Richfood common stock to be issued pursuant to the Agreement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

                              Very truly yours,

                              DONALDSON, LUFKIN & JENRETTE
                              SECURITIES CORPORATION



                              By /s/ Kenneth O. Moelis
                                  Kenneth O. Moelis
                                  Managing Director